O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0844477-00001

VIA EDGAR

July 21, 2023

Ms. Irene Barberena-Meissner

Mr. Mitchell Austin

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Surf Air Mobility Inc.

Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Forms S-1 and S-4

Filed on July 3, 2023 and Amendment No. 3 to Registration Statement on Forms S-1 and S-4 Filed on July 13, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Austin:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 18, 2023 regarding the Company’s Amendment No. 2 to Registration Statement on Forms S-1 and S-4 filed via EDGAR to the Commission on July 3, 2023 and Amendment No. 3 to Registration Statement on Forms S-1 and S-4 filed via EDGAR to the Commission on July 13, 2023 (the “ Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s Amendment No. 4 to the Registration Statement on Form S-1 and Form S-4 (the “Fourth Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Fourth Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 3 to Registration Statement on Forms S-1 and S-4 filed on July 3, 2023

Related Agreements and Transactions

Management Incentive Plan, page 155

1.	We note your disclosure that, as contemplated by the Southern Acquisition Agreement, SAM adopted an incentive plan that provides an opportunity for selected employees and other service providers of Southern and its subsidiaries to earn bonuses if Southern’s revenue (as specified in the plan) over the 15-month and 27-month periods following the closing exceeds threshold levels set forth in the plan. Please revise to disclose the applicable revenue thresholds and file a copy of this incentive plan as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Fourth Amended Registration Statement. The Company has also filed a copy of the incentive plan as an exhibit to the Fourth Amended Registration Statement.

Principal and Registered Stockholders, page S-8

2.	We note your response to our prior comment 2. Because the public listing is conditioned on the consummation of the Southern Airways acquisition, the GEM resale transactions effectively contain an additional condition beyond the filing or effectiveness of the registration statement. Please revise the registration statement to remove the resale transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the terms of the Initial GEM Issuance and the GEM Purchase have been amended. The issuance of the securities for both transactions is not conditioned on the consummation of the Southern Airways acquisition or the listing. As a result, the Registered Resale Prospectus is structured to register the resale of the shares issued by the Initial GEM Issuance and the GEM Purchase.

●	Initial GEM Issuance: The Initial GEM Issuance has been amended to provide that the only condition to closing the Initial GEM Issuance is the effectiveness of the Registration Statement. Effectiveness is not contingent on the consummation of the Southern Acquisition or the listing. As a result, the Initial GEM Issuance (a) has no conditions to closing that are within the control of the investor and (b) is only subject to effectiveness of the Registration Statement. The Initial GEM Issuance will not be subject to the consummation of the Southern Acquisition or listing.

●	GEM Purchase. The GEM Purchase has been amended to provide that the only non-customary condition to closing the GEM Purchase is the effectiveness of the Registration Statement. Effectiveness is not contingent on the consummation of the Southern Acquisition or the listing. As a result, the GEM Purchase (a) has no conditions to closing that are within the control of the investor and (b) is only subject to effectiveness of the Registration Statement and certain customary closing conditions (i.e., accuracy of representations and warranties, no legal proceedings, etc.). The GEM Purchase will not be subject to the consummation of the Southern Acquisition or listing.

* * *

If you have any questions regarding the Fourth Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho M Lee

cc:

Yolanda Guobadia, Staff Accountant

Robert Babula, Staff Accountant

Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP

Noah Kornblith, Partner, O’Melveny & Myers LLP

Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP

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